Exhibit 99.1

China Gerui Announces Resignation from Board of Director

ZHENGZHOU, China, September 2, 2014 -- China Gerui Advanced Materials Group Limited (NASDAQ: CHOP) ("China Gerui," or the "Company"), a leading high-precision, cold-rolled steel producer in China, today announced that independent director Mr. Kwok Keung Wong resigned from the Company’s Board of Directors.  Mr. Wong tendered a letter of resignation to the Company, which was accepted by the Board of Directors on Thursday, August 28, 2014.  Mr. Wong indicated that the resignation was due to personal health reasons and was not a result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.    Mr. Wong served on the Board of Directors since 2009 and was a member of the Audit, Compensation and Nominating and Corporate Governance committees.

Dr. Yunlong Wang, a current independent Board of Director was approved by the Board to replace Mr. Wong as a member of the Audit, Compensation, and Nominating and Corporate Governance committees.  Dr. Yunlong Wang has been a member of the Board since 2009 and has been the Head and Chief Engineer of Biotech Research Center of Henan Province since 2000.  With this replacement, the independent directors continue to make up the majority of the Board of Directors.

Mr. Mingwang Lu, Chairman and Chief Executive Officer of China Gerui commented, "I wish Mr. Wong the best in his future endeavors, and on behalf of the entire Board and management, we thank Kwok Keung for his time, talent, guidance and contributions to China Gerui and the Board.  We also look forward to expanding Dr. Yunlong Wang’s Board responsibilities and his contributions to China Gerui.”

About China Gerui Advanced Materials Group Limited

China Gerui Advanced Materials Group Limited is a leading niche and high value-added steel processing company in China. The Company produces high-end, high-precision, ultra-thin, high- strength, cold-rolled steel products that are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise. China Gerui's products are not standardized commodity products. Instead, they are tailored to customers' requirements and subsequently incorporated into products manufactured for various applications. The Company sells its products to domestic Chinese customers in a diverse range of industries, including the food and industrial packaging, construction and household decorations materials, electrical appliances, and telecommunications wires and cables. For more information, please visit http://www.geruigroup.com.

Safe Harbor Statement

Certain of the statements made in this press release are "forward-looking statements" within the meaning and protections of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as "may," "will," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "point to," "project," "could," "intend," "target" and other similar words and expressions of the future. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2013and otherwise in our SEC reports and filings. Such reports are available upon request from the Company, or from the SEC, including through the SEC's Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

Company Contact:	Investor Relations Contacts:
Email: investors@geruigroup.com	Vivian Chen	Kevin Theiss
Website: www.geruigroup.com	Managing Director	Account Manager
	Grayling	Grayling
	Phone: 646-284-9427	Phone: 646-284-9409